UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Vox Royalty Corp.
(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 5300, 66 Wellington Street West Toronto, Ontario M5K 1E6 Canada (345) 815-3939
(Address and telephone number of Registrant’s principal executive offices)
Cogency Global Inc. 122 East 42nd Street, 18th Floor New York, New York 10168 800-221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of all communications, including communications sent to agent for service, should be sent to:

Brian Boonstra

Cornelia Szymanski

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	VOXR	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: ☐

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Vox Royalty Corp. (the “Company”, “Vox”, or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Form 40-F and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (the “Commission”), all as may be amended from time to time.  All statements other than statements of historical fact are forward-looking statements. The forward-looking statements contained in this Form 40-F are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this Form 40-F are made only as of the respective dates set forth in such exhibits.  The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information included or incorporated by reference in this Form 40-F includes disclosure regarding royalty payments to be paid to the Company by property owners or operators of mining projects pursuant to royalty agreements (“Royalties” and individually a “Royalty”) and the future outlook of the Company.

Forward-looking statements are based on a number of material assumptions, which management of the Company believe to be reasonable, including, but not limited to, the continuation of mining operations in respect of which the Company will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie Royalties will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which the Company will receive Royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; as well as those factors discussed in the section entitled “Risk Factors” contained in the Company’s most recent Management Discussion & Analysis for the year ended December 31, 2021 (the “2021 MD&A”) attached hereto as Exhibit 99.103 and incorporated by reference herewith.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this registration statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit was subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

The exhibits incorporated by reference into this Registration Statement on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definition Standards adopted by CIM Council (the “CIM Definition Standards”) which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) which is a rule developed by Canadian Securities Administrators that established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  Pursuant to subpart 1300 of Regulation S-K (“S-K 1300”), the Commission now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the Commission has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding standards of the CIM.

Investors are cautioned that while terms are substantially similar to CIM standards, there are differences in the definitions and standards under S-K 1300 and the CIM standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under S-K 1300.

Investors are also cautioned that while the Commission now recognizes “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  Mineralization described using these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “measured mineral resource,” “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Registration Statement on Form 40-F and the portions of documents incorporated by reference herein containing descriptions of the Company’s interests in mineral deposits held by third party mine operators may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.01 through 99.125 inclusive, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.123, 99.124 and 99.125, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of common shares. As of the date of this Registration on Form 40-F, there were 44,410,566 issued and outstanding common shares. Each common share carries the right to one vote at all meetings of shareholders of Vox. There are no special rights or restrictions of any nature attached to the common shares. All common shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Vox.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 24, 2022, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.29.

CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the significant ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Company will disclose on its website, voxroyalty.com, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VOX ROYALTY CORP.

By:	/s/ Kyle Floyd
	Name:	Kyle Floyd
	Title:	Chairman and Chief Executive Officer

Date: June 27, 2022

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.01	Confirmation of Notice of Record and Meeting Dates filed January 6, 2021
99.02	Form of Proxy filed January 8, 2021
99.03	Notice of Meeting of Holders of Warrants to be held on February 3, 2021 filed January 8, 2021
99.04	Notice of Meeting and Management Information Circular filed January 8, 2021
99.05	News Release filed January 11, 2021
99.06	News Release filed January 21, 2021
99.07	News Release filed February 2, 2021
99.08	News Release filed February 8, 2021
99.09	News Release filed February 10, 2021
99.10	News Release filed February 22, 2021
99.11	News Release filed March 11, 2021
99.12	Marketing Materials filed March 18, 2021
99.13	News Release filed March 19, 2021
99.14	News Release filed March 19, 2021
99.15	Marketing Materials filed March 19, 2021
99.16	News Release filed March 22, 2021
99.17	News Release filed March 22, 2021
99.18	Prospectus Supplement filed March 22, 2021
99.19	Marketing Materials filed March 22, 2021
99.20	Consent Letter of Issuer’s Legal Counsel filed March 22, 2021
99.21	Consent Letter of Underwriter’s Legal Counsel filed March 22, 2021
99.22	Underwriting Agreement filed March 22, 2021
99.23	News Release filed March 25, 2021
99.24	Material Change Report filed March 29, 2021
99.25	News Release filed March 29, 2021
99.26	News Release filed March 30, 2021
99.27	News Release filed March 31, 2021
99.28	News Release filed April 6, 2021
99.29	News Release filed April 13, 2021
99.30	News Release filed April 15, 2021
99.31	Warrant Indenture filed April 20, 2021
99.32	News Release filed April 26, 2021
99.33	Chief Financial Officer Certification of Annual Filings filed April 26, 2021
99.34	Chief Executive Officer Certification of Annual Filings filed April 26, 2021
99.35	Management’s Discussion and Analysis for the year ended December 31, 2020
99.36	Class 1 Reporting Issuer - Participation Fee for the year ended December 31, 2020
99.37	Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.38	Class 1 Reporting Issuer - Participation Fee for the year ended December 31, 2020
99.39	News release filed May 4, 2021
99.40	Confirmation of Notice of Record and Meeting Dates filed May 4, 2021
99.41	Notice of Change of Auditor filed May 7, 2021
99.42	Letter from Successor Auditor filed May 7, 2021
99.43	Letter from Former Auditor filed May 7, 2021
99.44	News Release filed May 18, 2021
99.45	News Release filed May 20, 2021
99.46	Chief Financial Officer Certification of Interim Filings filed May 25, 2021
99.47	Chief Executive Officer Certification of Interim Filings filed May 25, 2021
99.48	Management’s Discussion and Analysis for the three months ended March 31, 2021
99.49	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2021 and 2020
99.50	News Release filed May 25, 2021
99.51	News Release filed May 27, 2021
99.52	Form of Proxy filed June 1, 2021
99.53	Notice of Annual and Extraordinary General Meeting of Shareholders filed June 1, 2021
99.54	Notice of Annual and Extraordinary General Meeting of Shareholders and Information Circular filed June 1, 2021
99.55	News Release filed June 7, 2021
99.56	News Release filed June 22, 2021
99.57	News Release filed June 23, 2021
99.58	News Release filed June 30, 2021
99.59	News Release filed July 5, 2021
99.60	By-Law No. 1 filed July 15, 2021
99.61	Articles of Continuance filed July 15, 2021
99.62	News Release filed July 19, 2021
99.63	News Release filed July 22, 2021
99.64	News Release filed July 23, 2021
99.65	News Release filed July 27, 2021
99.66	News Release filed August 3, 2021
99.67	News Release filed August 10, 2021
99.68	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2021 and 2020
99.69	Management’s Discussion and Analysis for the three and six months ended June 30, 2021
99.70	Chief Financial Officer Certification of Interim Filings filed August 16, 2021
99.71	Chief Executive Officer Certification of Interim Filings filed August 16, 2021
99.72	News Release filed August 16, 2021
99.73	News Release filed August 31, 2021
99.74	News Release filed September 9, 2021
99.75	News Release filed September 28, 2021
99.76	NI 43-101 Technical Report Janet Ivy Gold Mine filed October 5, 2021
99.77	Certificate of Qualified Person filed October 5, 2021
99.78	Consent of Qualified Person filed October 5, 2021

99.79	News Release filed October 5, 2021
99.80	News Release filed October 20, 2021
99.81	News Release filed November 2, 2021
99.82	News Release filed November 18, 2021
99.83	Chief Financial Officer Certification of Interim Filings filed November 22, 2021
99.84	Chief Executive Officer Certification of Interim Filings filed November 22, 2021
99.85	Management’s Discussion and Analysis for the three and nine months ended September 30, 2021
99.86	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021 and 2020
99.87	News Release filed November 22, 2021
99.88	News Release filed December 13, 2021
99.89	News Release filed January 18, 2022
99.90	News Release filed February 8, 2022
99.91	News Release filed February 10, 2022
99.92	News Release filed February 24, 2022
99.93	News Release filed March 8, 2022
99.94	News Release filed March 10, 2022
99.95	Letter from Successor Auditor filed March 14, 2022
99.96	Notice of Change of Auditor filed March 14, 2022
99.97	Letter from Former Auditor filed March 14, 2022
99.98	Confirmation of Notice of Record and Meeting Dates filed April 1, 2022
99.99	News Release filed April 5, 2022
99.100	Form 13-501F1 Management Certification filed April 26, 2022
99.101	Form 13-502F1 Management Certification filed April 26, 2022
99.102	Consolidated Financial Statements for the years ended December 31, 2021 and 2020
99.103	Management’s Discussion and Analysis for the year ended December 31, 2021
99.104	Chief Executive Officer Certification of Annual Filings filed April 26, 2022
99.105	Chief Financial Officer Certification of Annual Filings filed April 26, 2022
99.106	News Release filed April 26, 2022
99.107	News Release filed May 2, 2022
99.108	News Release filed May 10, 2022
99.109	Notice of Annual General Meeting and Information Circular filed May 17, 2022
99.110	Confirmation of Notice of Record and Meeting Dates filed May 17, 2022
99.111	Form of Proxy filed May 17, 2022
99.112	Certification of Dissemination of Proxy Materials filed May 18, 2022
99.113	Unaudited Condensed Interim Consolidated Financial Statement for the three months ended March 31, 2022 and 2021
99.114	Management’s Discussion and Analysis for the three months ended March 31, 2022
99.115	Chief Financial Officer Certification of Interim Filings filed May 24, 2022
99.116	Chief Executive Officer Certification of Interim Filings filed May 24, 2022
99.117	News Release filed May 24, 2022
99.118	News Release filed May 26, 2022
99.119	Material Change Report filed June 3, 2022
99.120	News Release filed June 6, 2022
99.121	News Release filed Jun 8, 2022

99.122	News Release filed June 9, 2022
99.123	Consent of Qualified Person
99.124	Consent of Ernst & Young LLP
99.125	Consent of McGovern Hurley LLP